UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MRV COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, $.0.0017 par value per share
(Title of Class of Securities)
553477100
(CUSIP Number)
Paula L. Skidmore
c/o Nadel and Gussman, LLC
15 East 5th Street, Suite 3200
Tulsa, Oklahoma 74103
(918) 583-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		4,058,838

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,058,838

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,058,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Spencer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		349,031

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		349,031

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	349,031

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Spencer Capital Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,892

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		196,892

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,892

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Kenneth H. Shubin Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		574,201

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		574,201

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	574,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS T2 Accredited Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,307,974

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,307,974

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,307,974

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN (Limited Partnership)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS T2 Qualified Fund L P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		981,799

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		981,799

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	981,799

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.62%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN (Limited Partnership)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Tilson Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,217,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,217,171

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,217,171

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Tilson Focus Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		541,361

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,361

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	541,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Glenn Tongue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		5,048,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,048,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,048,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Whitney Tilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		5,048,305

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,048,305

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,048,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		3,902,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,902,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,902,778

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,902,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,902,778

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,902,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		3,902,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,902,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.0017 par value (the “Common Stock”) of MRV Communications, Inc. a Delaware Corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 20415 Nordhoff Street, Chatsworth, CA 91311.
Item 2. Identity and Background
This Schedule 13D is jointly filed by:
•	Boston Avenue Capital, LLC (“Boston”), Charles R. Gillman (“Gillman”), Stephen J. Heyman (“Heyman”), and James F. Adelson (“Adelson”).

•	Spencer Capital Fund, LLC (“SC Fund”), Spencer Capital Management, LLC (“SC Management”), and Kenneth H. Shubin Stein (“Shubin Stein”). SC Fund and SC Management are hereafter collectively called “Spencer.”

•	T2 Accredited Fund, LP (“T2 Accredited”), T2 Qualified Fund L P (“T2 Qualified”), Tilson Offshore Fund (“Tilson Offshore), Ltd., Tilson Focus Fund (“Tilson Focus”), Glenn Tongue (“Tongue”), and Whitney Tilson (“Tilson”). T2Accredited, T2 Qualified, Tilson Offshore, and Tilson Focus are hereafter collectively called “T2.”

•	Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Phil Frohlich (“Frohlich”). Prescott Capital and Prescott Small Cap are hereafter collectively called “Prescott.”
Boston:
•	Gillman is the managing director of Boston. Heyman and Adelson are managers of Boston.

•	The principal business address of Boston, Gillman, Heyman, and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

•	The principal business of Boston is investing in securities.

•	Boston is organized under the laws of the State of Oklahoma. Gillman is a U.S. citizen.
Spencer:
•	Shubin Stein is the managing member of SC Management. SC Management is a registered investment advisor

•	The principal business address of SC Fund, SC Management and Shubin Stein is 1350 Avenue of the Americas, New York, NY 10019.

•	The principal business of SC Fund and SC Management is investing in securities. The principal business of Shubin Stein is serving as the managing member of SC Management.

•	SC Management is organized under the laws of the State of Delaware. SC Fund is organized under the laws of the State of New York. Shubin Stein is a U.S. citizen.
T2:
•	Tongue and Tilson are principals with T2 Management Partners LLC, the investment advisor to T2.

•	The principal business address of T2 Accredited, T2 Qualified, Tilson Offshore, Tilson Focus Fund, Tongue, and Tilson is 767 5th Avenue, 18th Floor, New York, NY 10153

•	The principal business of T2 is investing in securities.

•	T2 Accredited, T2 Qualified, and Tilson Focus Fund are organized under the laws of the State of Delaware. Tilson Offshore is organized under the laws of the Cayman Islands. Tongue and Tilson are U.S. citizens.
Prescott Capital:
•	Frohlich is the managing member of Prescott Capital. Prescott Capital is the general partner of the Small Cap Funds.

•	The principal business address of Prescott Capital, the Small Cap Funds, and Frohlich is 1924 South Utica, Suite #1120, Tulsa, OK 74104.

•	The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities. The principal occupation of Frohlich is serving as the managing member of Prescott Capital.

CUSIP No.	553477100
•	Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Frohlich is a U. S. Citizen.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The entities or persons identified in this Item 2 are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or person that such a group exists.
Item 3. Source and Amount of Funds or Other Consideration
•	As of August 9, 2011, Boston had invested $4,136,452 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston.

•	As of August 9, 2011, Gillman, Heyman, and Adelson had invested $0 (including commissions and fees) in the Common Stock.

•	As of August 9, 2011, Spencer had invested $473,390 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Spencer.

•	As of August 9, 2011, Shubin Stein had invested $132,020 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Shubin Stein.

•	As of August 9, 2011, T2 had invested $7,259,049.65 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of T2.

•	As of August 9, 2011, Tongue had invested $7,259,639.65 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Tongue.

•	As of August 9, 2011, Tilson had invested $7,259,049.65 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Tilson.

•	As of August 9, 2011, Prescott had invested $1,630,921 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Prescott.

•	As of August 9, 2011, Frohlich had invested $0 (including commissions and fees) in the Common Stock.
Item 4. Purpose of Transaction
The entities listed above (each a “Reporting Person”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
The purpose of the acquisitions of the Common Stock were for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Reporting Persons have had discussions regarding plans to effect a change in the present board of directors of the Issuer, including a proposal to change the number of directors (and as a result, may be deemed to have formed a “group” under the Securities Exchange Act of 1934, as amended, as of August 8, 2011 when the plans outlined below were agreed upon). Specifically, the Reporting Persons plan to (i) seek a special meeting of the shareholders of the Issuer for which the Reporting Persons would solicit proxies to reduce the number of directors of the Issuer from eight to five and (ii) elect five director nominees for the Issuer. The five directors to be nominated are three current directors of the Issuer: Charles M. Gillman, Kenneth H. Shubin Stein (current chairman), and Igal Shidlovsky. The Reporting Persons intend to nominate a fourth and fifth director (as of yet undetermined persons). In addition, the Reporting Persons currently plan to propose the Issuer return cash to its stockholders out of its cash reserve of approximately $120 million.

CUSIP No.	553477100
Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.
Except as disclosed above (relating to paragraphs (d) and (e) of the instructions to Item 4 of Schedule 13D), none of the Reporting Persons has any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s most recent Form 10Q filed May 10, 2011, there were 157,449,116 shares of Common Stock issued and outstanding as of May 5, 2011.
Based on such information, Boston directly owns 4,003,326 shares of Common Stock (approximately 2.5%); and Gillman directly owns 55,512 shares of Common Stock (in the form of options currently exercisable or becoming exercisable within 60 days) (approximately 0.04%). Gillman, as managing director of Boston, is in possession of sole voting and investment power for the Common Stock held by Boston, and may also be deemed to beneficially own the 4,003,326 shares of Common Stock of the Issuer held by Boston. Heyman and Adelson, as managers of Boston, are in possession of sole voting and investment power for the Common Stock held by Boston, and may also be deemed to beneficially own the 4,003,326 shares of Common Stock of the Issuer held by Boston.
Based on such information, SC Fund directly owns 196, 892 shares of Common Stock (approximately 0.13%); SC Management directly owns 152,139 shares of Common Stock, including Common Stock in separately managed accounts over which it exercises sole control (approximately 0.1%); and Shubin Stein directly owns 225,170 shares of Common Stock (including in the form of options currently exercisable or becoming exercisable within 60 days) (approximately 0.14%). SC Management, as the registered investment advisor and overarching Spencer entity, may be deemed to beneficially own the 196,892 shares of Common Stock of the Issuer held by SC Fund. Shubin Stein, as managing member of SC Management which in turn is the manager of SC Fund is in possession of sole voting and investment power for the Common Stock held by them, and may also be deemed to beneficially own the 349,031 shares of Common Stock of the Issuer held by SC Fund and SC Management
Based on such information, after taking into account the transactions described in Item 5(c) below, T2 Accredited directly owns 2,307,974 shares of Common Stock (approximately 1.47%); T2 Qualified directly owns 981,799 shares of Common Stock (approximately 0.62%); Tilson Offshore directly owns 1,217,171 shares of Common Stock (approximately 0.77%); Tilson Focus Fund directly owns 541,361 shares of Common Stock (approximately 0.34%); and Tongue directly owns 590 shares of Common Stock (approximately 0%). Tongue, as principal of T2, is in possession of sole voting and investment power for the Common Stock held by them, and may also be deemed to beneficially own the 5,048,305 shares of Common Stock of the Issuer held by T2. Tilson, as the principal of T2, may also be deemed to beneficially own the 5,048,305 shares of Common Stock of the Issuer held by T2

CUSIP No.	553477100
Based on such information, after taking into account the transactions described in Item 5(c) below, the Small Cap Funds directly own 3,902,778 shares of Common Stock (approximately 2.5%); Prescott Capital and Frohlich directly owns 0 shares of Common Stock. Prescott Capital, as the general partner of the Small Cap Funds, may be deemed to beneficially own the 3,902,778 shares of Common Stock of the Issuer held by the Small Cap Funds. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 3,902,778 shares of Common Stock of the Issuer held by the Small Cap Funds.
In addition, the group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own the 13,584,712 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (approximately 8.6% of the Common Stock of the Issuer), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.
The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.
(c) During the last 60 days, T2 and Prescott purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Quantity	Price Per Share
T2 Accredited	6/15/2011	67,714	1.27
T2 Qualified	6/15/2011	30,291	1.27
Tilson Offshore	6/15/2011	39,829	1.27
Tilson Focus	6/15/2011	17,612	1.27
T2 Accredited	6/16/2011	15,519	1.25
T2 Qualified	6/16/2011	6,950	1.25
Tilson Offshore	6/16/2011	9,153	1.25
Tilson Focus	6/16/2011	4,021	1.25
T2 Accredited	6/17/2011	80,595	1.24
T2 Qualified	6/17/2011	36,108	1.24
Tilson Offshore	6/17/2011	47,513	1.24
Tilson Focus	6/17/2011	20,784	1.24
T2 Accredited	6/20/2011	61,821	1.25
T2 Qualified	6/20/2011	27,672	1.25
Tilson Offshore	6/20/2011	36,355	1.25
Tilson Focus	6/20/2011	15,902	1.25
T2 Accredited	6/21/2011	16,527	1.29
T2 Qualified	6/21/2011	7,398	1.29
Tilson Offshore	6/21/2011	9,718	1.29
Tilson Focus	6/21/2011	4,257	1.29
Prescott	8/8/2011	600	1.22
(d) Spencer Capital Partners, LLC, an affiliate directly owned by the owners of Spencer Capital Management, LLC, receives a profit allocation from Spencer Capital Fund, LLC pursuant to the terms of the Spencer Capital Fund, LLC operating agreement. Other than as disclosed herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

CUSIP No.	553477100
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2011.

Boston Avenue Capital LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Managing Director

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson

Spencer Capital Fund, LLC
By	its manager, Spencer Capital Management, LLC

By:	/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein, Managing Member

Spencer Capital Management, LLC
By:	/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein, Managing Member

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein,

T2 Accredited Fund, LP
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

T2 Qualified Fund, L P
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

Tilson Offshore Fund, Ltd.
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

CUSIP No.	553477100

Tilson Focus Fund
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

/s/ Glenn Tongue
Glenn Tongue

/s/ Whitney Tilson
Whitney Tilson

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P. By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P. By: Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

/s/ Phil Frohlich
Phil Frohlich